SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  May 2013

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______.

Exhibit 5.1 and 23.1 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement Form F-3 (File No. 333-182974).

EXHIBIT LIST

Exhibit	Description

5.1
Opinion of Torys LLP (incorporated by reference as an exhibit to Hydrogenics Corporation’s  Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2012 and declared effective by the SEC on September 5, 2012

23.1	Consent of Torys LLP (included in its opinion filed as Exhibit 5.1 hereto and incorporated by reference into the Form F-3 as an exhibit thereto)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2013

HYDROGENICS CORPORATION

By:	/s/ Robert Motz
	Name:	Robert Motz
	Title:	Chief Financial Officer